UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2006

001-31609

(Commission File Number)

Telkom SA Limited

(Translation of registrant’s name into English)

Telkom Towers North

152 Proes Street

Pretoria 0002

The Republic of South Africa

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

On September 26, 2006, Telkom SA Limited ("Telkom") posted its Notice of the Annual General Meeting of Shareholders, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The notice contains forward looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

On October 2, 2006, Telkom announced the appointment of Nicola White as Telkom’s Investor Relations Officer with effect from October 1, 2006. A copy of the announcement is attached hereto as Exhibit 99.2 and is incorporated herein by reference. The announcement contains forward looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

Exhibit	Description

99.1	Notice of the Annual General Meeting of Shareholders of Telkom SA Limited ("Telkom") posted on September 26, 2006.

99.2	Announcement, dated October 2, 2006, issued by Telkom, notifying of the appointment of Nicola White as Telkom’s Investor Relations Officer with effect from October 1, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELKOM SA LIMITED

By: /s/ Kaushik Patel

Name:	Kaushik Patel
Title:	Chief Financial Officer

Date:	October 11, 2006